[BPZ Energy, Inc. Letterhead]

December 13, 2006

Via Facsimile (202-772-9368) and EDGAR

Securities and Exchange Commission
Attention: Mr. H. Roger Schwall
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-7010

  Re:
  BPZ Energy, Inc.
  Registration Statement on Form S-1
  Commission File No. 333-139039 (the "Registration Statement")

Ladies and Gentlemen:

        BPZ Energy, Inc. (the "Company") hereby requests, with respect to the above-captioned Registration Statement, that the effective date for the Registration Statement be accelerated so that it be declared effective at 4:00 p.m. Eastern Standard Time on December 15, 2006, or as soon thereafter as possible.

        In making the request, the Company hereby acknowledges that: (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
BPZ ENERGY, INC.
		By:	/s/ Manuel Pablo Zúñiga-Pflücker Manuel Pablo Zúñiga-Pflücker Chief Executive Officer and President
cc:	Mark W. Coffin, Esq.
Adams and Reese LLP